THE ARBITRAGE FUNDS

FORM N-SAR

File No. 811-09815

Six Months Ended November 30, 2015
Exhibits

Ex-99.77E:  Legal Proceedings

The Arbitrage Fund and dozens of other entities and individuals have been named as defendants in an adversary proceeding pending in the United States
Bankruptcy Court for the Southern District of New York
(Weisfelner, as Trustee of the LB Creditor Trust v. Fund
1, et al., Adv. Pro. No. 10-04609). The complaint alleges that payments made to shareholders of Lyondell
Chemical Company ("Lyondell") in connection with the acquisition of Lyondell by Basell AF S.C.A. in a cash-out merger in or around December, 2007 constituted constructive or intentional "fraudulent transfers" under applicable state law and seeks to recover from the former Lyondell shareholders the payments received for the shares.

On January 14, 2014, the Court issued a decision and order on motions to dismiss granting in part, and denying in part, the motions. On April 9, 2014, plaintiff filed a Third Amended Complaint continuing to assert constructive or intentional fraudulent transfer claims under applicable state law. On August 1, 2014, defendants filed a motion to dismiss the Third Amended
Complaint, and oral arguments on the motion to dismiss was held on January 14, 2015. Late last year, the Court issued a decision dismissing the intentional fraudulent transfer claim.

At this stage in the proceedings, it is not possible to assess with any reasonable certainty the probable outcome of the pending litigation. Consequently, at this time, management is unable to estimate the possible loss that may result.
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